Exhibit g(iv) under Form N-1A
Exhibit 10 under Item 601/Reg. S-K

Second Amendment to the Custody Agreement

This Amendment is made as of September 5, 2008 to the Custody Agreement (the “Agreement”) dated June 7, 2005 and amended November 8, 2007 between the Funds listed on Schedule II attached hereto (each a "Fund") and The Bank of New York Mellon (the "Custodian").

WHEREAS, each Fund and the Custodian wish to modify the provisions of the Agreement as set forth below;

NOW THEREFORE, each the Fund and the Custodian agree to the following amendments.

1.           Section 14. “Internal Operating Account” to Article I of the Agreement shall be revised as follows:

14.  “Internal Operating Account” shall mean accounts established by the Custodian at the direction of a Fund to facilitate the intraday transfer of monies to or from the Custodian representing aggregated subscriptions or redemptions for allocation to individual Funds as indicated by the Fund or its agent.

And;

Each Fund and the Custodian hereby amend Article V. Section 1 of the Agreement by replacing the first sentence of the section as follows:

If Custodian should in its sole discretion advance funds on behalf of any Fund which results in an overdraft at the end of any day, because the money held by Custodian in an Account, including an Internal Operating Account, for such Fund shall be insufficient to pay the total amount payable upon a purchase of Securities specifically allocated to such Fund, as set forth in a Certificate, Instructions or Oral Instructions, or if an overdraft arises in the separate account of a Fund for some other reason, including, without limitation, because of a reversal of a conditional credit or the purchase of any currency, or if the Fund is for any other reason indebted to Custodian with respect to a Fund, due to borrowing by a Fund from the Custodian, (except a borrowing for investment or for temporary or emergency purposes using Securities as collateral pursuant to a separate agreement and subject to the provisions of Section 2 of this Article), such overdraft or indebtedness shall be deemed to be a loan made by Custodian to the Fund for such Fund payable on demand and shall bear interest from the date incurred at a rate per annum as disclosed on the Fee Schedule between the Funds and the Custodian as such Fee Exhibit may be amended from time to time.

2.           Within Exhibit D, the section entitled “Compensating Balance Arrangement” is replaced in its entirety with the following Amended and Restated section entitled “Compensating Balance Arrangement” as attached hereto.

3.           Within Exhibit E, the section entitled “Compensating Balance Arrangement” is replaced in its entirety with the following Amended and Restated section entitled “Compensating Balance Arrangement” as attached hereto.

4.           Each Exhibit A, Exhibit B, and Schedule I to Exhibit C, the Foreign Custody Manager Agreement, are updated to include the following new Funds:

Federated California Municipal Income Fund
Federated New York Municipal Income Fund
Federated North Carolina Municipal Income Fund
Federated Ohio Municipal Income Fund
Federated Pennsylvania Municipal Income Fund

IN WITNESS WHEREOF, this Amendment has been executed for and on behalf of the undersigned as of the day and year first written above.

On behalf of each of the Funds indicated on Schedule II attached hereto

By:  /s/ Richard A. Novak
Name:  Richard A. Novak
Title:  Treasurer

THE BANK OF NEW YORK MELLON

By:  /s/ Bruce L. Baumann
Title:  Vice President

Amended and Restated
Exhibit D

Compensating Balance Arrangement

Each of the Funds listed below and The Bank of New York Mellon have entered into an earnings credit balance arrangement pursuant to which it has been agreed that 90% of any positive balances will be compensated at the 90 day T-Bill rate and 100% of overdrawn balances will be charged at a rate of 1% over the Fed Funds rate.  Monthly, the net resultant credit or charge will be applied to the each Funds’ respective safekeeping fees. Credits that exceed the safekeeping fee may be carried over into the next billing period at the discretion of Custodian.

FUNDS
Federated Stock Trust
Federated Market Opportunity Fund
Federated California Municipal Income Fund
Federated North Carolina Municipal Income Fund
Federated New York Municipal Income Fund
Federated Ohio Municipal Income Fund
Federated Pennsylvania Municipal Income Fund

Amended and Restated
Exhibit E

Compensating Balance Arrangement

Each Fund listed below and The Bank of New York Mellon (the “Bank”) have entered into a average compensating balance arrangement, which would allow the Funds to compensate the Bank for any overdrafts by maintaining a positive cash balance and conversely, on any day a Fund maintains a positive balance, the respective Fund will be permitted to overdraw the account as compensation.

In each instance, Federal Reserve requirements (currently 10%), will be assessed.  Therefore, all overdrafts must be compensated at 100% of the total and all positive balances will allow for an overdraft of up to 90% of the total (unless the positive balance is the result of an error on the part on the Bank, in which case the positive balance would be assessed at 100%).  The Funds shall maintain the average compensating balance over quarterly periods (ending March, June, September and December for FGRF, FCRF and FMUTR; and ending February, May, August, and November for AGCR, USTCR and GOTMF).   Average balances will be computed at the end of the quarter.  Net positive balances will receive an earnings credit computed at the daily effective 90 – day T-Bill rate on the last day of a period.  Net negative balances will be charged at the Fed Funds rate plus 1% on the last day of the period.  Quarterly net credits or charges will be applied to the safekeeping fees. Credits that exceed the safekeeping fee will be carried over into the next billing period but must be applied in a 12 month cycle; all accumulated unapplied credits will expire in the final quarter of the cycle, i.e. in November or December.  However, upon specific request from Fund, Custodian at its discretion may agree to carry forward into the next 12 month cycle any accumulated credits, contingent on their application within a specified time period.

Credits are not redeemable for cash and will expire in the event the relationship with the Funds is terminated.

FUNDS
Federated Capital Reserves Fund (FCRF)
Federated Government Reserve Fund (FGRF)
Federated Municipal Trust Fund (FMUTR)
US Treasury Cash Reserve Fund (USTCR)
Automated Government Cash Reserves (AGCR)
Government Obligations Tax Managed Fund (GOTMF)